Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

August 7, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Taylor Morrison Home Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 24, 2014

Response Letter Dated June 16, 2014

File No. 1-35873

Dear Mr. Cash:

Taylor Morrison Home Corporation (the “Company” or “TMHC”) hereby acknowledges receipt of the comment letter dated July 17, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 24, 2014 (the “Annual Report”). The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

2. Summary of Significant Accounting Policies, page 85

Earnings Per Common Share, page 98

1. We note the disclosure on page 123 that the Principal Equityholders and members of TMHC’s management and Board exchange all respective units in TMM Holdings on a one-for-one basis for new equity interests of the TPG and Oaktree Holding Vehicles with terms that are substantially the same as the Class A units, Class J Units and Class M units in TMM Holdings surrendered for exchange. Please tell us your consideration of whether earnings per share should be retroactively adjusted to reflect the change in capital structure. In your response, provide an analysis of the guidance you considered, including but not limited to, ASC 260-10 and SAB Topic 4:C.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that it considered the guidance applicable to the presentation of earnings per share (“EPS”) contained in ASC 260-10, particularly ASC 260-10-15-2, ASC 260-10-45-7, ASC 260-10-55-12 and ASC 260-10-55-17, and SAB Topic 4:C. The Company believes that, based on the guidance and the facts related to the Company’s change in capital structure, retroactively adjusting EPS to reflect the change in capital structure – which amounted to a change in equity and corporate structures that occurred in connection with the Company’s pre-IPO reorganization transactions (the “Reorganization Transactions”) – would not be required and would not provide readers of the financial statements with useful or comparable information on the performance of the Company and its businesses given the significant changes in the equity and corporate structures of the Company.

Although, as indicated by the Staff in the comment letter, in connection with the Reorganization Transactions “the Principal Equityholders and members of TMHC’s management and Board exchange[d] all respective units in TMM Holdings on a one-for-one basis for new equity interests of the TPG and Oaktree Holding Vehicles with terms that are substantially the same as the Class A units, Class J Units and Class M units in TMM Holdings surrendered for exchange,” the Reorganization Transactions in fact included multiple transactions, as detailed in a series of bullet points and associated disclosure on page 123 and elsewhere in the Annual Report. These transactions included, among other things: exchanging the various different classes of partnership units held by the Company’s Principal Equityholders (as defined in the Annual Report) and members of its management and board of directors in TMM Holdings Limited Partnership (“TMM Holdings”), the entity that previously consolidated the Company’s business, for various new equity interests in both TMM Holdings II Limited Partnership (“New TMM”) and the TPG and Oaktree Holding Vehicles (as defined in the Annual Report); establishing a new taxable “C” corporation (i.e. TMHC) as the reporting entity and parent company of New TMM (and, indirectly, TMM Holdings) in the organizational structure; and terminating certain arrangements, including management fee arrangements, with the Principal Equityholders that existed prior to the IPO.

For instance, as indicated in the Annual Report, one element of the Reorganization Transactions resulted in the Principal Equityholders and members of the Company’s management and board directly or indirectly exchanging all of their respective Class A Units, Class J Units and performance-vesting Class M Units in TMM Holdings on a one-for-one basis for new equity interests of the TPG and Oaktree Holding Vehicles with terms that are substantially the same as the Class A Units (other than certain Class A Units exchanged by JH as described in the Annual Report), Class J Units (other than with respect to certain vesting conditions [emphasis added]) and performance-vesting Class M Units in TMM Holdings surrendered for exchange. The Class J Units were deemed modified in the Reorganization Transactions, and as explained on page 123 of the Annual Report, the Company recorded a one-time, non-cash charge of $80.2 million (based on the IPO price of $22.00 and other factors) in respect of the modification of the Class J Units in TMM Holdings resulting from the termination of a services agreement with the holder of the Class J Units and the direct or indirect exchange (on a one-for-one basis) of the Class J Units for units having substantially equivalent performance vesting and distribution terms in the TPG and Oaktree Holding Vehicles. Another element of the Reorganization Transactions consisted of members of management and the board also exchanging all of their time-vesting Class M Units in TMM Holdings for limited partnership interests in TMM Holdings II Limited Partnership (“New TMM Units”) with vesting terms substantially the same as those of the Class M Units surrendered for exchange. In other words, there was more than a single set of equity exchanges, including modification of one class of equity, in connection with the Reorganization Transactions, which makes the previously held partnership units in TMM Holdings not comparable to the current outstanding shares.

The Reorganization Transactions contemplated not only a change in equity structure but also a change in corporate structure. Prior to the Reorganization Transactions, the businesses of the Company were held by a single partnership, TMM Holdings; all earnings from the partnership were passed through to the partners and taxed at the individual partner level. However, as a result of the Reorganization Transactions and the IPO, the ultimate parent company became a newly formed “C” corporation, which is subject to corporate taxation. As a result, the net income attributable to the partnership entity would not be directly comparable to the net income of the current registrant and reporting entity, TMHC. Other attributes of the pre-IPO capital structure included payments by the pre-IPO company (i.e. TMM Holdings) of management fees to affiliates of two of the three Principal Equityholders. In connection with the IPO, the management services agreement with affiliates of these two Principal Equityholders was terminated in exchange for an aggregate payment of $29.8 million, further causing any calculation in the pre-IPO period not to be comparable to the post-IPO period.

The Company notes that the guidance cited for consideration in ASC 260-10-15-2 requires the presentation of earnings per share for all entities that have issued common stock, together with ASC 260-10-45-7, which requires that “EPS data shall be presented for all periods for which an income statement or summary of earnings is presented.” However, ASC 260-10-55-17 also provides that “In reorganizations, EPS computations shall be based on the analysis of the particular transaction…” The Company’s goal, consistent with that of the Commission, is to provide the most meaningful, accurate and useful information to the investing public and the readers of the Company’s financial statements. Given the complexity and nature of the equity exchanges in the Reorganization Transactions and the differences between the prior units and the existing shares, as well as the differing attributes of the pre-and-post IPO capital structures that would affect the income presentation for the Company (including the $80.2 million charge relating to the J Unit modification taken in connection with the IPO, the effect of corporate tax in the post-IPO structure and the absence of management fees in the post-IPO structure), a retroactive adjustment to give effect to the post-IPO capital structure in the prior periods would result in a calculation using elements, with respect to both the numerator and the denominator of the calculation, that are not comparable. The Company believes that in any such presentation the complexity of the adjustments would mean that readers of the financial statements could draw inconsistent conclusions relating to the operations and performance of the Company over the pre-and-post-IPO periods. For these reasons, which were analyzed by the Company in line with the guidance in ASC 260-10-55-17 calling for companies to consider the particular facts of a reorganization transaction when considering EPS computations, the Company believes its disclosure of EPS from and after the IPO is consistent with the scope and intent of ASC 260-10 in providing the EPS for the Company for the periods where shares are outstanding.

The Company also considered the application of ASC 260-10-55-12 and SAB Topic 4:C. That guidance provides that a capital structure change due to a stock dividend, stock split or reverse stock split which occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later, must be given retroactive effect in the balance sheet. The Company does not believe that this guidance is applicable, as the Reorganization Transactions, which involved a series of exchanges of partnership units among different entities, does not constitute a stock dividend, stock split or reverse stock split. As described on page 123 of the Annual Report, the number of New TMM Units issued in the Reorganization Transactions was based on the valuation of TMM Holdings (i.e. a hypothetical cash distribution by TMM Holdings of its pre-IPO value to the holders of the Class A, Class M and Class J partnership units in TMM Holdings). The allocation of those units to the partners of TMM Holdings at any other earlier date would have differed as would have the allocation of earnings to the various unit classes in TMM Holdings, as the valuation of TMM Holdings would have differed. Accordingly, the Company believes it is not appropriate to give retroactive effect to the Reorganization Transactions in a manner similar to a stock split or stock dividend in the historical financial statements of the Company.

2. It appears that you attributed net income for the period of 2013 before your IPO to Non-controlling Interests – Principal Equityholders. Please confirm to us this is the case, and if so, address the following:

a) Explain to us your basis for attributing net income for this period to Non-controlling Interests – Principal Equityholders when the Reorganization Transactions, as defined on page 123 of your Form 10-K, had not yet occurred.

b) Tell us why you did not attribute net income for all periods prior to the IPO to Non-controlling Interests – Principal Equityholders along the basis you explain in a) above.

Company Response:

The Company acknowledges the Staff’s comment and confirms that the net income for the period of 2013 prior to the IPO is included in Non-Controlling Interests – Principal Equityholders.

(a)	As disclosed on page 95 of the Annual Report, the activity in the Non-controlling interests – Principal Equityholders is comprised of their pre-IPO interest (called “Pre-IPO Controlling Interest”) and their post-IPO interest (called “Post-IPO Non-controlling Interests – Principal Equityholders”), with net income (loss) amounts as follows (in thousands):

Year Ended December 31, 2013
Post-IPO Non-controlling Interests – Principal Equityholders	$123,532
Pre-IPO Controlling Interest	(73,953)

Non-controlling Interests – Principal Equityholders	$49,579

The Principal Equityholders (together with members of management) owned 100% of the Company (then TMM Holdings) prior to the Reorganization Transactions and the IPO and therefore held a controlling interest. The Principal Equityholders became non-controlling interest holders at the time of the IPO. In order to disclose information that was useful to the reader and to convey the nature of the relationship with the Principal Equityholders, the Company outlined the ownership prior to the IPO and subsequent to the IPO in the Annual Report. The Principal Equityholders were attributed 100% of the net income of the Company from the period from January 1, 2013 through April 10, 2013 (i.e. pre-IPO), as they owned 100% of the Company during that period. In connection with the IPO and the sale of shares of the Company’s Class A common stock to the public, the Principal Equityholders reduced their holdings to 73.1% (now held through New TMM, the Company’s subsidiary partnership following the Reorganization Transactions), representing a Non-controlling interest in the Company’s business due to TMHC’s 100% ownership of the general partner controlling New TMM. Therefore, the Principal Equityholders were allocated their proportionate share of net income for the period April 10, 2013 (i.e. post-IPO) through December 31, 2013. Notwithstanding the changes in our equity and corporate structure that resulted from the Reorganization Transactions and the IPO, since the Principal Equityholders constituted the same group pre-and-post-IPO, the Company attributed the income for both periods to the line item “Non-controlling Interests–Principal Equityholders” according to their ownership percentage of the Company during those periods.

(b)	The Company disclosed all of the net income for years prior to the IPO on the line item “Net Income Available to Taylor Morrison Home Corporation” in the Annual Report in order to show the operations of the business and the related net income as a whole. The Company’s initial consideration was that presenting Net Income Available to Taylor Morrison Home Corporation as zero for periods prior to the IPO would not reflect the performance of the business during those periods, which constituted the substantial portion of the historical periods presented in the financial statements in the Annual Report. However, the Company acknowledges the alternative presentation and in future filings with the Commission will show the income attributable to periods prior to the IPO as included in the line item “Non-controlling Interests – Principal Equityholders.”

3. We note from your response to comment 4 of our letter dated June 3, 2014 that Class B common stock is exchangeable into Class A common stock on a one-for-one basis for what appears to be no consideration. Please tell us how you considered the guidance in ASC 260-10-45-12A and -13 in determining whether the shares of Class B common stock are contingently issuable shares that should be included in the computation of basic earnings per share.

Company Response:

The Company respectfully acknowledges the Staff’s comment and wishes to clarify that (as disclosed on pages 5 and 123 of the Annual Report) the shares of Class B common stock of the Company issued in connection with the Reorganization Transactions were issued in equal number to the concurrently issued New TMM Units (i.e. the limited partnership units in New TMM, the Company’s subsidiary partnership following the Reorganization Transactions).

The shares of Class B common stock, which each represent one vote in the Company, and the corresponding New TMM Units, which each represent an economic interest in the business of the Company equivalent in value to a share of the Company’s publicly listed Class A common stock, are a paired interest and can only be exchanged in tandem. Therefore, as disclosed in the Annual Report, one share of Class B common stock, together with one New TMM Unit, is exchangeable for a share of Class A common stock; the consideration for the issuance of a new share of Class A common stock by TMHC in exchange for a share of Class B common stock is the corresponding New TMM Unit which is surrendered to TMHC in the exchange and represents the economic interest in the underlying operating entities of the Company. In addition, the holders of Class B common stock and corresponding New TMM Units are not required to exchange those holdings for Class A shares and may continue to hold their interest in the Company’s business by holding shares of Class B common stock and New TMM Units in lieu of holding shares of Class A common stock.

Therefore, because the shares of the Company’s Class A common stock issuable in exchange for shares of Class B common stock are issued for consideration (i.e. the New TMM Unit, an economic interest in the underlying partnership, surrendered upon exchange) and because the shares of Class B common stock are not required to be exchanged by their holders, the shares of Class B common stock do not constitute contingently issuable shares within the terms of the guidance set forth in ASC 260-10-45-12A and -13 and therefore are not included in the Company’s computation of basic earnings per share.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone

Vice President and Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq., Taylor Morrison Home Corporation

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Lawrence G. Wee, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP